11019825

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
RECEIVED
MAR 01 2011
WASH., DC
200

| SEC FILE NUMBER |
|---|
| 8- 48981 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Temper of the Times Investor Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Theodore Fremd Avenue, Suite B-103
(No. and Street)

| Rye | New York | 10580 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gerard Moreno 914-925-0022
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

D'Arcangelo & Co., LLP
(Name – *if individual, state last, first, middle name*)

| 3000 Westchester Avenue | Purchase | New York | 10577 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

JD 3/25

# OATH OR AFFIRMATION

I, Gerard Moreno, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Temper of the Times Investor Services, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA LATWIN
Notary Public, State of N Y
No. 60-4642420
West Co. Exp. June 30, 2011

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**TEMPER OF THE TIMES INVESTOR SERVICES, INC.**

**CONTENTS**

**DECEMBER 31, 2010 AND 2009**

D'Arcangelo & Co., LLP
Certified Public Accountants & Consultants

3000 Westchester Ave., Purchase, NY 10577-2538
914-694-4600 Fax: 914-694-3658
Mid-Hudson • Utica/Rome • Westchester
www.darcangelo.com

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Temper of the Times Investor Services, Inc.
Rye, New York

We have audited the accompanying statement of financial condition of Temper of the Times Investor Services, Inc., (an S corporation) as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Temper of the Times Investor Services, Inc.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Temper of the Times Investor Services, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on pages 14 to 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

D'Arcangelo + Co., LLP

Purchase, New York
February 28, 2011

**TEMPER OF THE TIMES INVESTOR SERVICES, INC.**

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2010 AND 2009**

| | 2010 | 2009 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 559,241 | $ 63,385 |
| Cash segregated under federal and other regulations (note 2) | 604,875 | 1,052,610 |
| Securities inventory, at fair value | 21,247 | 67,506 |
| Prepaid expenses | 18,084 | 17,108 |
| Due from related entity (note 9) | - | 91,548 |
| Total assets | $ 1,203,447 | $ 1,292,157 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Liabilities: | | |
| Payables to customers | $ 229,451 | $ 266,895 |
| Accounts payable and accrued expenses | 42,800 | 34,530 |
| Due to related entities (note 9) | 9,070 | 60,267 |
| Subordinated loan payable, related entity | 200,000 | 200,000 |
| Total liabilities | 481,321 | 561,692 |
| Stockholders' equity: | | |
| Common stock, $0.10 par value; 1,200,000 shares authorized, 1,066,400 issued and outstanding | 106,640 | 106,640 |
| Additional paid in capital | 4,050 | 4,050 |
| Retained earnings | 611,436 | 619,775 |
| Total stockholders' equity | 722,126 | 730,465 |
| Total liabilities and stockholders' equity | $ 1,203,447 | $ 1,292,157 |

See notes to financial statements.

**TEMPER OF THE TIMES INVESTOR SERVICES, INC.**

**STATEMENT OF OPERATIONS**

**YEARS ENDED DECEMBER 31, 2010 AND 2009**

| | 2010 | 2009 |
|---|---|---|
| **Revenues:** | | |
| Enrollment charges | $ 1,138,159 | $ 1,100,925 |
| Interest and dividend income | 9,382 | 10,325 |
| Unrealized gain (loss) on securities | 32,005 | (11,706) |
| Other revenue | 32,844 | 27,071 |
| Total revenues | 1,212,390 | 1,126,615 |
| **Expenses:** | | |
| Employee compensation and benefits | 138,008 | 166,913 |
| Marketing and customer benefits (note 9) | 947,648 | 825,455 |
| Occupancy and equipment rental | 27,566 | 29,188 |
| Postage and mailings | 4,987 | 4,267 |
| Licenses and taxes | 17,232 | 32,130 |
| Professional fees | 11,000 | 20,000 |
| Dues and subscriptions | 6,969 | 2,797 |
| Bad debt expense | 5,022 | 3,387 |
| Other operating expenses | 50,297 | 30,063 |
| Interest expense | 12,000 | 12,000 |
| Total expenses | 1,220,729 | 1,126,200 |
| Net income (loss) | $ (8,339) | $ 415 |

See notes to financial statements.

**TEMPER OF THE TIMES INVESTOR SERVICES, INC.**

**STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY**

**YEARS ENDED DECEMBER 31, 2010 AND 2009**

| | Common stock | Additional paid in capital | Retained earnings | Total |
|---|---|---|---|---|
| Balance January 1, 2009 | $ 106,640 | $ 4,050 | $ 619,360 | $ 730,050 |
| Net income, year ended December 31, 2009 | - | - | 415 | 415 |
| Balance December 31, 2009 | 106,640 | 4,050 | 619,775 | 730,465 |
| Net (loss), year ended December 31, 2010 | - | - | (8,339) | (8,339) |
| Balance December 31, 2010 | $ 106,640 | $ 4,050 | $ 611,436 | $ 722,126 |

See notes to financial statements.

**TEMPER OF THE TIMES INVESTOR SERVICES, INC.**

**STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS**

**YEARS ENDED DECEMBER 31, 2010 AND 2009**

| | 2010 | 2009 |
|---|---|---|
| Change in subordinated liabilities | $ - | $ - |
| Subordinated liabilities, beginning of year | 200,000 | 200,000 |
| Subordinated liabilities, end of year | $ 200,000 | $ 200,000 |

See notes to financial statements.

## TEMPER OF THE TIMES INVESTOR SERVICES, INC.

## STATEMENT OF CASH FLOWS

## YEARS ENDED DECEMBER 31, 2010 AND 2009

| | 2010 | 2009 |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income | $ (8,339) | $ 415 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Unrealized (gain) loss on securities | (32,005) | 11,706 |
| (Increase) decrease in operating assets: | | |
| Cash segregated under federal and other regulations | 447,735 | 103,721 |
| Receivables from customers | - | 1,715 |
| (Purchase) of marketable securities inventory | 78,264 | (978) |
| Prepaid expenses | (976) | 166 |
| Due from related entity | 91,548 | (91,548) |
| Increase (decrease) in operating liabilities: | | |
| Payables to customers | (37,444) | (67,244) |
| Accounts payable and accrued expenses | 8,270 | 4,318 |
| Due to related entities | (51,197) | 48,267 |
| Net cash provided by operating activies | 495,856 | 10,538 |
| Net increase in cash | 495,856 | 10,538 |
| Cash and cash equivalents, beginning of year | 63,385 | 52,847 |
| Cash and cash equivalents, end of year | $ 559,241 | $ 63,385 |
| Supplemental disclosures: | | |
| Interest paid | $ 24,000 | $ - |

See notes to financial statements.

## TEMPER OF THE TIMES INVESTOR SERVICES, INC.

## NOTES TO FINANCIAL STATEMENTS

## DECEMBER 31, 2010 AND 2009

1. **Summary of significant accounting policies:**

Nature of operations

Temper of the Times Investor Services, Inc., (the Company) is engaged in a single line of business as a self-clearing securities broker/dealer, which provides a service to help customers become enrolled in dividend reinvestment plans of publicly-traded companies. This service is provided primarily to subscribers of *The Moneypaper*, a monthly newsletter, *Direct Investing*, a semi-monthly newsletter, and purchasers of the *Guide to Direct Investment Plans,* all of which are published by an affiliate. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and a member of the Securities Investor Protection Corporation (SIPC). The Company operates in New York and its customers are located throughout the United States.

Receivables from customers

Receivables from customers are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its current assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to receivables from customers. Changes in the valuation allowance are not material to the financial statements.

Securities inventory

Securities inventory is recorded on a settlement date basis and marketable securities are stated at fair value based upon quoted market prices. Unrealized gains and losses are reflected in revenue. The Company's inventory is comprised exclusively of marketable corporate equity securities.

Fair value measurement

FASB ASC Section 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC Section 820, are used to measure fair value.

**1. Summary of significant accounting policies (continued):**

Fair value measurement (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Revenue recognition

The Company charges an enrollment service charge for opening dividend reinvestment plan accounts for those customers with the various publicly held companies. The enrollment charges and the related revenues and expenses in connection with the dividend reinvestment plan service are recognized on a settlement date basis. With respect to the Company's method of conducting business, there is no material difference between accounting on a settlement date basis as compared to a trade date basis.

Advertising costs

The Company does not do any direct advertising. The Company's promotional efforts are handled by an affiliate.

Income taxes

The Company's shareholders elected S corporation status for Federal and New York State income tax purposes. All taxable income and expense items are allocated to the shareholders for inclusion in their respective income tax returns. Accordingly, there is no provision for Federal or New York State income taxes.

The Company evaluates the effect of uncertain tax positions, if any, and provides for those positions in accordance with the provisions of generally accepted accounting principles and discloses any material adjustments as a result of tax examinations. The Company reports interest and penalties resulting from these adjustments as other expenses.

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

## 1. Summary of significant accounting policies (continued):

Income taxes (continued)

There are no deferred taxes as the timing differences between accounting and tax items are immaterial.

Tax returns for the years ended December 31, 2007 to 2010 are subject to audit by the Federal and New York State taxing authorities.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly-liquid securities with a maturity of three months or less, when purchased, to be cash equivalents.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

## 2. Cash segregated under Federal and other regulations:

Cash has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Act of 1934.

## 3. Receivables from customers and payables to customers:

Receivables from customers represent uncollateralized underpayments of security purchases. Underpayments from customers are funded to the reserve account by the operating account. All reasonable attempts are then made to collect the underpayments.

The Company accounts for monies received from customers as a payable until the requested securities are purchased and any excess funds are refunded.

4. **Fair value:**

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2010.

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Securities inventory | $ 21,247 | $ - | $ - | $ 21,247 |

5. **Retirement plan:**

The Company maintains a 401(k) plan covering all eligible employees. The Company has an option to match the employee contributions. The employees made voluntary plan contributions in 2010 and 2009. The Company did not make any discretionary contributions in either year.

6. **Net capital requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $882,795, which was $632,795 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.059 to 1.

**7. Regulation:**

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC). The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to the Financial Industry Regulatory Authority (FINRA), a self-regulatory organization formed through the 2007 merger of the regulatory arms of the New York Stock Exchange (NYSE) and National Association of Securities Dealers (NASD), which had been designated by the SEC as the Company's primary regulator. This self-regulatory organization adopts rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices, the use and safekeeping of customers' funds and securities, and the conduct of directors, officers and employees.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

The Company's operations were inspected by FINRA during 2009.

**8. Concentrations:**

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalent accounts in financial institutions, which from time to time exceed the Federal depository insurance coverage limit. The Company's cash management policy is to mitigate the Company's credit risks by investing in or through major financial institutions.

Business risk

The Company's revenues and profitability is affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

## 8. Concentrations (continued):

Stock purchases

The Company uses a single broker-dealer to purchase the stock used to fulfill customer enrollment orders. A change in brokerage firms could cause an increase in transaction costs and a possible loss of sales, which could adversely affect operating results.

## 9. Related party transactions:

The Company paid $947,648 and $825,455 in 2010 and 2009, respectively, for marketing and advertising materials created by the affiliate.

For services rendered to the affiliate's subscribers, the Company received $723,055 and $608,270 in 2010 and 2009, respectively.

Due from related entity

This receivable is non-interest bearing and is a result of transactions occurring between the affiliates in the normal course of business.

Due to related entities

This payable is non-interest bearing and is a result of transactions occurring between the affiliates in the normal course of business.

Subordinated loan payable, related party

The Company received a $200,000 loan from an affiliate in 1999. The loan was due in full on December 1, 2003 with interest at 6% per annum. The affiliate agreed to subordinate any right to receive payment of principal to the prior payment or provision for payment in full against all claims of all present and future creditors of the Company arising out of any matter occurring prior to the date the obligation matures. In December 2005, the affiliate extended the maturity date of the loan to January 31, 2010 and the interest rate was maintained at 6%. In December 2005, the Company also received approval from the NASD to extend the subordination agreement through January 31, 2010. In November 2008, the affiliate extended the maturity date of the loan to January 31, 2013 maintaining the interest rate at 6% and the extension of the subordination agreement thru January 31, 2013 was approved by FINRA.

The Company recorded interest of $12,000 annually for 2010 and 2009 on the above loan. As of December 31, 2010 and 2009, the unpaid interest of $-0- and $24,000, respectively, was included in "Due to related entities".

## 9. Related party transactions (continued):

Administrative expenses - postage, telephone, office supplies

The Company and its affiliate share office space and administrative expenses. Expenses are allocated based on the amount of usage. The affiliate subsidizes the Company's mailing costs as promotional materials are sent out with the purchase confirmations.

Rental expense

The Company leases its office premises from an affiliate pursuant to a sub-lease which expires on August 31, 2011.

The following summarizes, by year, future minimum lease payments under this lease for the next year as of December 31, 2010:

| Year ending December 31, | Amount |
|---|---|
| 2011 | $ 12,000 |

Rent expense totaled $27,566 and $29,188 for 2010 and 2009, respectively.

## 10. Financial instruments:

Substantially all the Company's financial instruments are carried at fair value or amounts that approximate fair value.

## 11. Securities in the process of transfer:

The Company fulfills customer orders by purchasing securities through brokers and arranges for the transfer of the shares purchased to the ultimate owner through the respective transfer agents. The Company does not record the value of securities in the process of transfer in the accompanying financial statements.

## 12. Subsequent events:

Management has evaluated subsequent events through February 28, 2011, which is the date the financial statements are available for issuance.

**TEMPER OF THE TIMES INVESTOR SERVICES, INC.**

**COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION**

**DECEMBER 31, 2010**

| | |
|---|---|
| **NET CAPITAL** | |
| Total stockholders' equity | $ 722,126 |
| Add: Subordinated borrowings allowable for net capital | 200,000 |
| Total capital and allowable subordinated borrowings | 922,126 |
| Deductions and/or charges | |
| Nonallowable assets: | |
| Prepaid expenses | 18,084 |
| | 18,084 |
| Net capital before haircuts on securities positions | 904,042 |
| Haircuts: | |
| Securities inventory | 21,247 |
| Net capital | $ 882,795 |
| **AGGREGATE INDEBTEDNESS** | |
| Items included in statement of financial condition: | |
| Payables to customers | $ 229,451 |
| Accounts payable and accrued expenses | 42,800 |
| Payable to affiliate | 9,070 |
| | 281,321 |
| Less adjustment based on special reserve bank accounts | 229,451 |
| Total aggregate indebtedness | $ 51,870 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | |
| Minimum net capital under rule 15c3-1(a)(1)(i) | $ 3,458 |
| Minimum net capital under rule 15c3-1(a)(2)(i) | $ 250,000 |
| Required minimum net capital (greater of rule 15c3-1(a)(1)(i) or rule 15c3-1(a)(2)(i)) | $ 250,000 |
| **EXCESS NET CAPITAL AT 1500%** | $ 632,795 |
| **EXCESS NET CAPITAL AT 1000%** | $ 582,795 |
| **RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL** | .059 to 1. |

## TEMPER OF THE TIMES INVESTOR SERVICES, INC.

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2010

| | | |
|---|---|---|
| **Credit balances:** | | |
| Free credit balances and other credit balances customers' securities accounts | $ | 229,451 |
| Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the agent or the issuer during the 40 days | | - |
| Total credit balances | | 229,451 |
| **Debit balances:** | | |
| Total debit balances | | - |
| **Reserve computation:** | | |
| Excess of total credits over total debits | $ | 229,451 |
| If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits | $ | 240,924 |
| Cash segregated under federal and other regulations | | 604,875 |
| Excess of amount on deposit in 'Reserve Bank Accounts' over amount required | $ | 363,951 |
| **Reconciliation to FOCUS report:** | | |
| Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of December 31, 2010): | | |
| Excess of total credits, as reported in Company's Part II (unaudited) FOCUS report | $ | 230,531 |
| Reserve requirement per audited financial statements | $ | 229,451 |

**TEMPER OF THE TIMES INVESTOR SERVICES, INC.**

**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

**DECEMBER 31, 2010**

| | |
|---|---|
| 1. Customers' fully paid and excess margin securities not in respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3). | None |
| A. Number of items | None |
| 2. Customers' fully paid securities and excess margin securities (for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from temporary lags which result from normal business operations as permitted under rule 15c3-3). | None |
| A. Number of items | None |

## TEMPER OF THE TIMES INVESTOR SERVICES, INC.

## RECONCILIATION PURSUANT TO RULE 17A-5(D)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2010

| | |
|---|---|
| Reconciliation with Company's computation (included in Part II of Form X-17a-5) as of December 31, 2010: | |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ 884,231 |
| Audit adjustments: | |
| Change in accounts payable and accrued expenses | 7,634 |
| Rent accrual to affiliate | (9,070) |
| Total audit adjustments | (1,436) |
| Net capital per audited financial statements | $ 882,795 |

D'Arcangelo&Co.,LLP
Certified Public Accountants & Consultants

3000 Westchester Ave., Purchase, NY 10577-2538
914-694-4600 Fax: 914-694-3658
Mid-Hudson • Utica/Rome • Westchester
www.darcangelo.com

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Temper of the Times Investor Services, Inc.
Rye, New York

In planning and performing our audit of the financial statements of Temper of the Times Investor Services, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

D'Arcangelo + Co., LLP

Purchase, New York
February 28, 2011

# TEMPER OF THE TIMES INVESTOR SERVICES, INC.

## FINANCIAL STATEMENTS

## DECEMBER 31, 2010 AND 2009

# TEMPER OF THE TIMES INVESTOR SERVICES, INC.

## AGREED-UPON PROCEDURES REPORT
## SECURITIES INVESTOR PROTECTION CORPORATION
## FORM 7

## DECEMBER 31, 2010

D'Arcangelo&Co.,LLP
Certified Public Accountants & Consultants

3000 Westchester Ave., Purchase, NY 10577-2538
914-694-4600 Fax: 914-694-3658
Mid-Hudson • Utica/Rome • Westchester
www.darcangelo.com

## AGREED-UPON PROCEDURES REPORT

To the Board of Directors
Temper of the Times Investor Services, Inc.
Rye, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Temper of the Times Investor Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Temper of the Times Investor Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Temper of the Times Investor Services, Inc.'s management is responsible for the Temper of the Times Investor Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting that the small change in the total revenues at the completion of the audit was completely offset by the similar small change in the deduction for gains on securities transactions resulting in no change in net reportable revenues;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

D'Arcangelo & Co., LLP

Purchase, New York
February 28, 2011

**SIPC-7** (33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

**SIPC-7** (33-REV 7/10)

For the fiscal year ended Dec 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048981 FINRA DEC
TEMPER OF THE TIMES INVESTOR 13*13
555 THEODORE FREMD AVE STE B103
RYE NY 10580-1456

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
KEN GEORGE (603) 380 - 5435

2. A. General Assessment (item 2e from page 2) $ 2969

B. Less payment made with SIPC-6 filed (exclude interest) ( 752 )
7·30·2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,217

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,217

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,217

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TEMPER OF THE TIMES INVESTORS SERVICES INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 28 day of JANUARY, 2011.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN 1, 2010 and ending DEC 31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 1,236,691

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — ∅

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 26,617

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — 22,651

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ — ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) — ______

Total deductions — 49,268

2d. SIPC Net Operating Revenues — $ 1,187,423

2e. General Assessment @ .0025 — $ 2,969

(to page 1, line 2.A.)